October 2, 2006
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4561
Washington, D.C. 20549
Attention: Karen J. Garnett
                    Owen Pinkerton

Re:	Brookshire Raw Materials (U.S.) Trust Registration Statement on Form S-1 File No. 333-136879
Ladies and Gentlemen:
     On behalf of, and as counsel for, Brookshire Raw Materials Management, LLC, a Delaware limited liability company (the “Managing Owner”) and Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits.
     This letter also responds to the September 22, 2006 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided with respect to the Registration Statement. The responses of the Registrant are set forth below.
     For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Managing Owner’s and the Registrant’s response. Where we have revised the disclosure in the Registration Statement in response to the Staff’s applicable comments, we have noted the applicable page number of the marked Prospectus on which such revisions appear. We have sent via overnight courier, 3 copies of this response, as well as 3 copies of Amendment No. 1, marked, to show changes to the Registration Statement filed on August 26, 2006, to Owen Pinkerton, Senior Counsel.
General

1.	Please tell us why the Core Fund, the Agriculture Fund, the Metals Fund, the Energy Fund and the Accelerated Core Fund should not be viewed as separate registrants. We note that shares of each fund will trade separately, that the shares will be offered separately, and that offering proceeds from each fund will be separately invested. If you do not intend for each of the funds to be separate registrants, please tell us how the funds will report under the Exchange Act following effectiveness of this registration statement.
Response:
We respectfully submit that each of the applicable Funds should not be viewed as separate registrants. Delaware series trusts represent a step in the market’s efforts to produce increasingly efficient structures by which a sponsor, such as Brookshire, can conduct multiple issuances from a single platform, thereby enhancing market recognition and branding under a single program name and eliminating redundant fixed costs that would otherwise arise through the maintenance of separate platforms and issuing vehicles. For example, investors in one Fund have the option to exchange their Units for Units in another Fund at no cost to the investor, giving the investor the flexibility to adjust his portfolio. We note that other commodity pool registrants that are Delaware statutory trusts with multiple series have heretofore, to our knowledge, not been viewed as separate registrants. We believe that all information necessary for an investor to make an informed investment decision will be included in the single registration statement and we also believe, as discussed immediately below, that the concept of “one registrant” will in no way inhibit meaningful, accurate and legal reporting with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We respectfully submit, therefore, that all of the Funds, in their entirety, be considered as one registrant.
Following the effectiveness of the registration statement, the Funds will report under the Exchange Act. Although the Funds will, collectively, file on the same appropriate form, as may be required, from time to time, by the Exchange Act, each Fund will report its financial information separately. For example, a balance sheet for each Fund will be presented, in accordance with GAAP, on each form 10-K. We believe this structure of Exchange Act reporting to be consistent with similar vehicles.
2.	We note that investors may exchange Units in one fund for Units in a different fund and that investors may exchange one class of Units for the other class of the same fund. Please tell us whether the Units to be in this type of exchange are included on this registration statement. If not, please tell us the exemption from registration you are relying upon and provide a reasonably detailed legal analysis supporting the exemption.
Response:
Investors may exchange Units in one Fund for Units in a different Fund and investors may exchange one class of Units for the other class of the same Fund. The Units received in such an exchange are included on this registration statement. Registrant is aware that subscribers may not be able to exchange into certain classes of Units, as Units in such class may no longer be available (i.e., all such registered Units have been issued) at the time such exchange is requested and this possibility is disclosed to potential investors on page 72.
3.	We note that the Managing Owner retains the ability to reject any subscription for any reason or no reason and the Managing Owner also retains the ability to effect redemptions without notice to Limited Owners. Please advise us as to how the ability to reject any or all subscriptions is consistent with the concept of a continuous offering. In addition, please advise us as to how the Managing Owner will comply with its fiduciary duty to limited owners if limited owners may be redeemed without notice and for no reason.
Rejections
We respectfully submit that rejecting any or all subscriptions is not inconsistent with the concept of a continuous offering period. For example, potential investors may be rejected in furtherance of the Registrant’s compliance with U.S. anti-money laundering laws. Although the Managing Owner may reject subscriptions from any particular potential investor, it will continue to offer the Units to prospective investors subject to availability of Units on this or subsequent registration statements. The rejection of subscriptions from any one investor has no bearing on the continuous offering of the Units.
Redemptions
We have revised the information in the Prospectus in response to the Staff’s comment as to how the Managing Owner will comply with its fiduciary duty to limited owners if limited owners may be redeemed without notice and for no reason. The Managing Owner will have the right to redeem any Units without notifying such Limited Owner, if (i) the Managing Owner determines that the continued participation of such Limited Owner in the Trust might cause the Trust, a Fund in the Trust or any holder of Units to be deemed to be managing Plan Assets under the Employee Retirement Income Security Act (“ERISA”), (ii) there is an unauthorized assignment pursuant to the provisions of Article V of the Trust Agreement, or (iii) in the event that any transaction would or might violate any law or constitute a prohibited transaction under ERISA or the Internal Revenue Code and a statutory, class or individual exemption from the prohibited transaction provisions of ERISA for such transaction or transactions does not apply or cannot be obtained from the Department of Labor (or the Managing Owner determines not to seek such an exemption). In the case of mandatory redemptions, the Redemption Date shall be the close of business on the date written notice of intent to redeem is sent by the Managing Owner to a Limited Owner. A notice may be revoked prior to the payment date by written notice from the Managing Owner to a Limited Owner. Please see pages 70 and 71.
4.	Please re-locate the Break-Even tables to Part One of the disclosure document.
Response:
The Break-Even tables have been relocated to Part One of the registration statement. The Break-Even tables can be found beginning on page 31 of the Prospectus.
5.	Please provide us with any pictures, graphics or artwork that you intend to use in the Prospectus.
Response:
We will provide any pictures, graphics or artwork intended to be used in the Prospectus if and when such material is developed.
6.	Please file copies of your legal and tax opinions as well as other material agreements when available, or provide us with drafts of your legal and tax opinions so that we have an opportunity to review them.
Response:
Copies of the forms of our legal and tax opinions have been filed as exhibits 5.1 and 8.1, respectively, to the amended registration statement.

7.	Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.
Currently, your cover page contains detailed information about each of the funds’ investment strategies and detailed information about the offering that is more appropriate for the summary or the body of the Prospectus . In addition, please be aware that Item 501(b) of Regulation S-K requires that the cover page be limited to one page. Please revise accordingly to substantially reduce the amount of information on the cover page.
Response:
We have revised the information on the cover page of the Prospectus in response to the Staff’s comment to substantially reduce the amount of information. Please see the revised cover page.
8.	We note your statement that if you are unable to sell the minimum number of Units in any of your funds you will refund investor funds “within 10 business days after the end of the Initial Offering Period (or such extension) or as soon thereafter as possible.” Please be aware that Rule 10b-9 requires that investor funds be returned promptly which would could consider to be quicker than 10 business days. Please revise to remove your qualifiers.
Response:
We have revised the disclosure in the Prospectus in response to the Staff’s comment to indicate that Funds will be returned promptly to subscribers if the applicable Fund is unable to sell the minimum number of Units. Please see cover page.
9.	Please disclose the price of Units to be sold after the Initial Offering Period will end. From disclosure elsewhere in the Prospectus, it appears that Units will be sold at NAV as calculated at the end of each business day. Please revise to include this on the cover page and elsewhere as appropriate throughout the Prospectus.
Response:
We have revised the disclosure in the Prospectus in response to the Staff’s comment to indicate that, after the Initial Offering Period, the Units will be sold at the then current NAV per Unit of the applicable Fund. This concept has been included on the cover page and elsewhere as appropriate throughout the Prospectus.
10.	Please disclose the termination date of the continuous offering. See Item 501(b)(8)(iii) of Regulation S-K.
Response:
With respect to each Fund, the continuous offering period will continue until the maximum number of such Fund’s Units which are registered are outstanding; provided, however, the Managing Owner may terminate the continuous offering period at any time prior to such date. This termination date has been disclosed on the cover page and elsewhere as appropriate throughout the Prospectus.

11.	We note that the cover page includes information about the offering price of the securities, but the information is not presented clearly. Please revise to present all of the information required by Item 501(b)(3) of Regulation S-K in the form of a table, term sheet, or other clear presentation.
Response:
We have revised the information on the cover page of the Prospectus in response to the Staff’s comment. Please see the cover page of the Prospectus.
Summary of the Prospectus

12.	Please substantially revise the summary so that it presents a snapshot of the terms of the proposed offering and the investment strategy of the individual pools. As written the summary contains a great deal of information that is better suited to the body of the Prospectus as well as a large amount of repetitive text. Please revise accordingly.
Response:
We have revised the information contained in the summary of the Prospectus in response to the Staff’s comment. Please see the summary of the Prospectus beginning on page 1.
13.	In the introductory paragraph we note your statement that copies of material agreements may be obtained from the Administrator. Please also clarify that these agreements are filed as exhibits to the registration statement and may be obtained from the Commission’s website at www.sec.gov.
Response:
We have revised the disclosure in the Prospectus in response to the Staff’s comment to include that material agreements are filed as exhibits to the registration statement and may be obtained at the Commission’s website at www.sec.gov. Please see page 1 of the Prospectus.
Managing Owner, page 7
14.	Please describe “NNAV” the first time you include it. It appears that in all but the Accelerated Core Fund, the NNAV is equivalent to the NAV. If true, please disclose this. In addition, please clarify whether sales and redemptions will be made at NAV or NNAV.
Response:
We have revised the disclosure in the Prospectus in response to the Staff’s comment to describe “NNAV” the first time it is stated in the Prospectus. The description of NNAV has been added to page 7 of the Prospectus. During the Continuous Offering Period, sales and redemption of the Units will be made at the NAV of the applicable Fund.

15.	We note that the management fee will “be prorated across the Funds in proportion to the NNAV [of] each Fund.” This appears to indicate that the Trust will have the ability to determine the fee levels each fund must pay. Please advise us as to why each fund does not separately pay the Managing Owner the management fee and whether the individual funds have any ability to challenge the calculation of its portion of the management fee.
Response:
We have revised and clarified the disclosure in the Prospectus in response to the Staff’s comment. The management fee is equal to 1% of the NNAV of each Fund. Each Fund will separately pay the management fee to the Managing Owner. The individual Funds do not have any ability to challenge the calculation of the management fee. See page 7 of the Prospectus.
Futures Commission Merchants, page 8
16.	Please clarify what considerations, other than the ability to execute trades, may influence the retention of a certain FCM by the Managing Owner. We refer to the final sentence under this heading.
Response:
In response to the Staff’s comment, the phrase “other than the ability to execute trades” has been deleted from the Prospectus.
Selling Agents, page 8
17.	Please disclose the fees payable to selling Agents in connection with the sale of Units as well as the trailing commissions payable to Selling Agents. In connection with this, we note that there is a wide range of commissions payable to Selling Agents, 0.5% — 3%. Please discuss how the actual commission amount will be determined. In addition, please briefly describe the services that the Selling Agents will perform in return for the trailing commissions. Provide similar clarification in the description of fees and expenses beginning on page 51.
Response:
We have revised the disclosure in the Prospectus in response to the Staff’s comment to disclose the fees payable to Selling Agents in connection with the sale of Units as well as the trailing commissions payable to Selling Agents. The Managing Owner has only set the range of the selling commissions that a Selling Agent may receive—.5% to 3%. Each Selling Agent, subject to negotiations with its customer, may charge a selling commission within such range. It is the responsibility of the Selling Agent to inform the Managing Owner of the selling commissions (not to exceed 3% of the purchase price of the Units) charged to each customer that subscribes for Units. The Managing Owner will cause the commission (not to exceed 3% of the purchase price of the Units) to be paid to the Selling Agent. Trailing fees of 1% are paid to Selling Agents in consideration for such Selling Agents introducing their customers to the Funds. Please see pages 9, 58 and 59 of the Prospectus.

Subscription Minimums, page 11
18.	We note that affiliates of the funds have the ability to purchase Units in this offering and that such purchases will count towards the minimum sales requirements for each fund. Please disclose whether any affiliates have entered into agreements that would obligate them to purchase Units in the event that the minimum has not been reached at the end of the Initial Offering Period.
Response:
None of the affiliates have entered into agreements that would obligate them to purchase Units in the event that the minimum has not been reached at the end of the Initial Offering Period. Such disclosure has been added at the end of such section on pages 11 and 62 of the Prospectus.
Escrow of Funds, page 11
19.	Please clarify the meaning of your disclosure that interest earned on any subscription funds held in escrow “will be retained by the Trust for the benefit of all investors in such fund.” Please clarify whether interest will be applied pro rata to investors after the minimum has been reached. Otherwise, please clarify how the non-payment of accrued interest to investors, whether or not the minimum has been reached, is “for the benefit of all investors” of the applicable fund.
Response:
We have revised the disclosure in the Prospectus in response to the Staff’s comment. Any interest earned by a particular Fund will be credited to the Fund after the applicable minimum has been reached for such Fund. See pages 11 and 63 of the Prospectus.
As a result of the interest credited to a Fund, the NAV of such Fund will increase, thereby benefiting each of the investors in such Fund.
Fees and Expenses, page 12
20.	We note that the Managing Owner currently estimates that organization and offering expenses will be approximately $806,000. Please revise to clarify whether this amount includes subscription fees and trailing fees paid to selling agents.
Response:
The organizational and offering expenses do not include subscription fees and trailing fees paid to selling agents. This disclosure has been added on pages 12 and 61 of the Prospectus.

21.	Please revise the description of brokerage and FCM commissions and transaction fees to clarify whether each fund is obligated to pay its pro rata portion of the fee. We note that the fee is a percentage of the Trust NNAV.
Response:
We have revised the description of brokerage and FCM commissions and transaction fees to clarify that each Fund will pay FCM commissions and transaction fees in connection with the trading activities of such Fund. See page 13 of the Prospectus. In the event the Managing Owner purchases contracts for more than one Fund in the same transaction, each of the applicable Funds are obligated to pay its pro rata portion of such fees.
With reference to the Staff’s comment in the last sentence of No. 21 above, we respectfully note that the above referenced fees are not based upon a Fund’s NNAV per se. Rather, in providing an estimate as to such fees, we used a recognizable metric (i.e., Fund NNAV). Actual fees will vary based upon the various professionals selected to execute the applicable transactions.
22.	We refer to your discussion of the “up to 2%” redemption fee owed by investors in the event they do not hold Units for at least three months. Please disclose how the exact amount of the redemption fee is calculated.
Response:
We have revised the disclosure to indicate that a limited owner, in the sole discretion of the Managing Owner, may be charged a 2% redemption fee in the event such limited owner does not hold its Units for at least three months. See page 13 of the Prospectus.
Redemption of Units, page 15

23.	Please clarify whether the funds are obligated to honor all redemption requests received. To the extent the funds do not have sufficient cash on hand to effect all redemption requests, please disclose whether a fund would be required to immediately sell a portion of its holdings in order to meet such requests or whether a portion of redemption request would carry over to the next business day. If it is the latter, please disclose how the funds will determine which redemption requests to fill. For example, disclose whether the funds would honor the requests in a pro rata or first-come, first -served basis. Provide similar disclosure in the more detailed description of your redemption program, beginning on page 63.
Response:
We have revised and clarified the disclosure in the Prospectus in response to the Staff’s comment regarding redemption requests. To the extent the Funds do not have sufficient cash on hand to effect all redemption requests, a Fund will be required to immediately sell a portion of its holdings in order to meet such requests. However, the Managing Owner may suspend temporarily any redemption for up to 30 days if the effect of such redemption, either alone or in conjunction with other redemptions, would be to impair the Trust’s ability to operate in pursuit of its objectives. The Managing Owner may also suspend temporarily any redemption for up to 30 days in the event of a natural disaster, force majeure, act of war, terrorism or other event which results in the closure of financial markets. Please see pages 14 and 71 of the Prospectus.
Risk Factors, page 19

24.	We note that all of the risk factors pertain to the investment in commodity futures contracts and forwards, in general, and do not focus on the risks related to an investment in the specific components of the indices being tracked. For example, a description of the risks inherent in investing in agricultural, metal and energy futures contracts should be included as well as concentration risks in certain of the indices such as the 65% weighting of crude oil and Brent crude oil in the energy index. Please revise to include risk factors that are tailored to an investment in each of the funds offering Units.
Response:
We have revised the disclosure in the Prospectus in response to the Staff’s comment. Please see certain risk factors beginning on page 18. We respectfully submit that we had previously included risks related to specific components of indices tracked. For instance, on page 19 of the Prospectus the Registrant indicated that the BIRMI and the BRMXL are heavily weighted in certain sectors (including 23% in crude oil). As another example, we disclosed the risks associated with the absence of “Backwardation” and “Contango.” See risk factors under the caption “An absence of “Backwardation” in the prices of Light, Sweet Crude or Heating Oil, or an absence of “Contango” in the prices of Aluminum, Gold, Corn or Wheat, may decrease the price of your Units” on page 22.
25.	We refer to the paragraph following the “Risk Factors” section that indicates that the list of risk factors presented is not a complete list of risk factors. Please remove this statement since the Trust is required to include all known material risk factors.
Response:
This statement has been removed.
26.	Please include a risk factor that addresses the limitations on unitholders ability to replace the Managing Owner. We note the percentage approval that would be required under the terms of the trust agreement, as described on page 75. In addition, we note that each fund’s license agreement with Brookshire will terminate if the Managing Owner is removed from that fund.
Response:
Risk factors have been inserted to disclose to prospective investors (i) the limitations on each unitholder’s ability to replace the Managing Owner and (ii) the termination of a Fund’s license agreement upon the Managing Owner’s termination as Managing Owner of such. These risk factors can be found under the caption “Limited Owners will be limited in their ability to remove the Managing Owner” on page 26 of the Prospectus.

The Accelerated Core Fund may utilize a substantial amount of leverage. . ., page 20
27.	Please revise the heading so that it is consistent with the first sentence under the heading that the fund will utilize leverage, not that it may use leverage.
Response:
The heading has been revised as requested by the Staff. See page 19 of the Prospectus.
28.	Please revise the first paragraph to make clear that leverage can lead to greater gains but may also result in greater losses.
Response:
The disclosure has been revised as requested. See page19 of the Prospectus.
There may be a restrictive effect on the Funds due to speculative position limits, page 22
29.	If the maximum of each offering is sold please advise us as to whether the aggregate holdings of any futures contract would exceed the position limits imposed by the exchanges.
Response:
If the maximum offering of each Fund is sold, the aggregate holdings of any futures contract could, from time to time, exceed the position limits imposed by the exchanges. Also see Risk Factors under the captions “Commodities exchange trading limits may force trading to be modified” and "There may be a restrictive effect on the Funds due to speculative position limits” on page 21 of the Prospectus.
The continued publication of the index can not be assured, page 23

30.	Please disclose the terms of the license you have with Brookshire. In addition, please clarify whether the funds would automatically terminate if the indices were no longer published and, if not, what alternatives may exist.
Response:
We have revised the disclosure as requested. See pages 22 and 23 of the Prospectus.
Conflicts of interest exist in the structure of the Trust . . ., page 24

31.	Please expand this risk factor to provide additional information regarding the nature of the existing and potential conflicts of interest and how these conflicts could impact an investment in your Units.
Response:
We have revised the disclosure as requested. See page 23 of the Prospectus.

32.	We note that you may withhold a portion of an investor’s redemption if the Trust pursues litigation. Please clarify why the Trust would need to set up a reserve if it initiates litigation.
Response:
We have deleted this language.
33.	We note that a portion of a redemption may be withheld if “there are any assets which cannot be properly valued on the redemption date.” In light of the fact that the funds will be purchasing futures contracts that track the indices set up by Brookshire, please clarify when such an event could take place. If your disclosure is meant to refer to forward contracts that may be purchased if the fund(s) exceeds speculative position limits imposed by a futures exchange, please disclose this and indicate when the remainder of the redemption would be paid to the investor.
Response:
A Risk Factor has been added in response to the Staff’s comment. See the Risk Factor under the caption “A Redemption may be withheld if the settlement price is unavailable on the date of the net asset value calculation” on page 25 of the Prospectus.
34.	Please quantify the “substantial losses” that would bring about the termination of one of the funds or the Trust.
Response:
We have revised the disclosure to indicate events that may cause the Trust or the specific Fund to terminate. See the Risk Factor under the caption “The Trust or a specific Fund could terminate before you achieve your investment objective causing potential loss of your investment or upsetting your investment portfolio” on page 25 of the Prospectus.
35.	Please clarify the nature of the service providers that would constitute “other contractors” and be subject to indemnification protection by the funds.
Response:
We have clarified the term “other contractors.” See the Risk Factor under the caption “Each Fund will have potential indemnification obligations” on page 26 of the Prospectus.
36.	We refer to your statement that “there can be no assurance that a court will not disregard the Inter-Fund Limitation on Liability in the context of any particular litigation.” Please clarify whether Delaware courts have taken this position.

Response:
As of the date hereof, to our knowledge, Delaware courts have not taken any position on the Inter-Fund Limitation on Liability in the context of any particular litigation. We respectfully submit, therefore, that no assurances can be given that a court will not disregard the Inter-Fund Limitation on Liability in the context of any particular litigation. We have added relevant disclosure in the Risk Factor under the caption “Limited Owners may incur additional liability because of the ambiguity of the Delaware trust statute respecting liability among several funds” on page 27 of the Prospectus..
The Funds Investment Objective and Strategy, page 31

37.	Please consider including actual performance history for the indices since inception (March 2005) or advise us as to why you have not included this information.
Response:
Actual performance history for the indices since inception (March 2005) is presented as a graph on page 42 of the Prospectus.
Fund Portfolios, page 35

38.	We refer to your statement that regular re-balancing provides potential for increased performance. Please tell us the basis for this belief. It appears that the re-balancings are intended to bring into line the relevant index so that it reflects the relative importance of each commodity to the world economy, not search for under-valued markets. Please revise or advise.
Response:
We respectfully submit that re-balancings are intended to bring a Fund’s commodity holdings into the line with its relevant index. The effect of this re-balancing process, however, is to provide the potential for increased returns. For example, consider the following sequence of events:
•	Exogenous shock to the world oil market that results in a re-balancing due to the price of oil decreasing;

•	The above re-balancing would result in increased oil future purchases. A subsequent event causing the price of oil to increase (e.g., less supply due to war in an oil producing country) would result in increased oil prices and likely, a gain to investors greater than if no re-balancing occurred (more oil contracts purchased);

•	Thus, re-balancing can have the effect of taking advantage of undervalued markets.
The commodity trading strategy is that a commodity that exceeds its allocated weighting on a re-balancing (due to a disproportionate price increase) is over-valued, and is to be sold in order to take profits. Conversely, a commodity that falls below its allocated weighting on a re-balancing (due to its disproportionate price decrease) is under-valued, and so more contracts are purchased such that when its price returns to what the strategy deems to be a more appropriate relative value (based on its allocated percentage which is determined in accordance with indices assessment of the commodity’s relative importance to the world economy), a Fund will have a larger position in place. Please see pages 43 and 44 of the Prospectus.
39.	We refer to your statement that each fund will employ trading techniques and an integrated systems structure “based on the experience of the Managing Owner.” In light of the fact that the Managing Owner has virtually no experience, please clarify the meaning of this statement.
Response:
We have revised this statement to reflect the experience of the principals of the Managing Owner. See pages 51 and 52 of the Prospectus.
40.	We refer to your statement on page 37 that the Managing Owner will publish notice of any changes or corrections to the terms of the relevant index. Please disclose where and when such notice will be posted.
Response:
We have made the requested disclosures on page 45 of the Prospectus.
41.	We note that the offered pool has no operating history and the Managing Owner has not operated any other pools. Please tell us why you have not included capsule performance for pools operated by your principals. In particular, we note that Mr. Harrison was the founder and managing member of Beeland Management Company which served as the CPO for Rogers International Raw Materials Fund.
Response:
We have included the requested information. Mr. Harrison is the founder and former Managing Member of Beeland Management Company, which served as CPO for Rogers International Raw Materials Fund from inception of August 1998 until January 2003. The fund began operations with $5,600,000 in assets and grew to $182,429,500 in assets by January 2003. Returns were as follows:

Year	Return
1998	(11.78%)
1999	35.50%
2000	25.16%
2001	(19.76%)
2002	30.94%
See page 52 of the Prospectus.
42.	Please clarify why it is appropriate to include this performance information since the Managing Owner does not operate the private account in question, but instead “provides commodity trading advice.” Please clarify whether this advice makes the Managing Owner the equivalent, of the CTA of the private account.

Response:
The performance information stated above has been deleted from the Prospectus.
43.	Please disclose the dates for the largest monthly and peak-to-valley drawdowns and, if applicable, indicate whether the peak-to-valley drawdown is ongoing.
Response:
As the performance language for the private account has been deleted, we have not included the drawdown information in the Prospectus.
44.	Please tell us why you believe it is appropriate to include an annualized rate of return for a private account with less than 12 months of operations. In addition, please tell us why you believe it is appropriate to project a compounded annual average rate of return through December 31, 2006.
Response:
As the performance language for the private account has been deleted, we have not included return information in the Prospectus.
Actual and Potential Conflicts of Interest, page 48
45.	Please discuss how the Managing Owner will handle the fact that the private fund will have the same investment strategy as the Core Fund and, as a result, will be purchasing the same futures contracts. Please discuss how the Managing Owner will determine the timing of such purchases by the private and public funds.
Response:
The Managing Owner is cognizant of all applicable fiduciary and legal duties to investors in the public and private funds.
46.	Please ensure that items in the table appear in the correct column. Ensure that the description of compensation in the third column appears next to the corresponding items in the first two columns. Also, please distinguish headings, such as “Organizational and Offering Expenses” from other information in the table by using bold face, underline, or some other means.
Response:
The columns have been reformatted. See page 58 of the Prospectus.

The Offering, page 55

Ways to Subscribe, page 62
47.	Please revise to disclose whether investors will be permitted to revoke their subscriptions prior to the time it becomes effective. If so, please describe the revocation procedures.
Response:
Investors will not be permitted to revoke their subscriptions prior to the time that such subscription becomes effective. This disclosure has been inserted on page 69 of the Prospectus.
Transferability Redemption and Exchange of Units, page 63

48.	We refer to your statement that a portion of redemptions may be withheld “if necessary to comply with regulatory requirements.” Please revise to identify the specific regulatory requirements.
Response:
This text has been deleted from the Prospectus.
49.	Please revise to clarify that investors will be charged a fee of $50.00 per redemption, as noted in the discussion of fees on page 52.
Response:
A revised fee schedule has been inserted on page 60 of the Prospectus.
Exchange of Units, page 64

50.	Please explain under what circumstances the Managing Owner may reject an Exchange Request by an investor.
Response:
Request for exchanges will be rejected in the event there are insufficient Units registered. See response to comment No. 2 above.
Additional Information, page 84

51.	Please update the address of the Commission to 100 F Street, N.E., Washington, DC 20549.
Response:
The address of the Commission has been updated. Please see page 91 of the Prospectus.
Appendices to Part I — Break-Even Analysis

52.	Please tell us why you have not allocated the organization and offering expenses to the agriculture, metals, energy and accelerated core funds. We note on page 53 you state that these costs will be subject to reimbursement by each fund, on a pro rata basis based on the proportionate net asset values, without interest, in 24 monthly payments.
Response:
Organization and offering expenses have been allocated across all the Funds and have been included in all tables in the Break-Even Analysis beginning on page 31 of the Prospectus.
53.	Please revise each table to include redemption fees payable by investors if they hold their units for less than three months. If you choose, you may present this line item underneath the break-even line item in the table.
Response:
Redemption fees payable by investors have been included as a separate line item in all the tables in the Break-Even Analysis, located underneath the break-even line item in each table. See Break-Even Analysis beginning on page 31 of the Prospectus.
54.	We refer to footnote (10) to the tables. Please tell us why you are assuming interest income that would be earned from a 180-day Treasury bill. Since the funds may be unable to hold these instruments to maturity in order to honor redemption requests, please advise us as to why this figure reflects the interest income that the funds would expect to earn.
Response:
The footnote has been revised to indicate that the estimated rate of interest earned on Fund assets was based on short term prevailing rates, for which the U.S. 180 day Treasury bond rate of 5.49% (as of mid July 2006) per annum was used as an example. The actual rate of interest earned on Fund assets may be higher or lower, depending on prevailing interest rates in effect at that time.
As disclosed in the Prospectus, Fund assets not required for the commodities portfolio will be invested in a fixed income portfolio comprised of treasury securities and other high credit quality short term fixed income securities, cash and cash equivalents. We have defined short term in the Prospectus as one year or less, and we feel it is reasonable to use the U.S. 180 day Treasury bonds rate as an example rate of interest earned.
55.	Please clarify why “Routine Operational Administrative and Other Ordinary Expenses” have been omitted from all tables except the table for the Core Fund
Response:
“Routine Operational Administrative and Other Ordinary Expenses” have been allocated across all the Funds and have been included in all tables in the Break-Even Analysis beginning on page 31 of the Prospectus.

     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 440-4471 or John Leonti at (212) 440-4426.
Very truly yours,
/s/ Robert G. Frucht
Robert G. Frucht
of BUCHANAN INGERSOLL &
ROONEY, P.C.
Enclosures

cc:	John Marshall Gary Sugar